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SEC
Mail Processing
Section
MAR 31 2008
Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 34205

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/07___ AND ENDING___12/31/07___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *CBIZ Financial Solutions, INC.*

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

44 Baltimore Street

(No. and Street)

Cumberland	MD	21502
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Bridges   301-784-2460

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider Downs & Company, Inc.

(Name – *if individual, state last, first, middle name*)

1133 Penn Avenue	Pittsburgh	PA	15222-4205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

PROCESSED

☒ Certified Public Accountant

☐ Public Accountant

APR 0 8 2008

☐ Accountant not resident in United States or any of its possessions.

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____Luke F. Baum_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____CBIZ Financial Solutions, Inc._____ , as

of _____December 31_____ , 20 _07_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CBIZ Financial Solutions, Inc.

Audited Financial Statements

Year ended December 31, 2007
with Report of Independent Auditors

CBIZ Financial Solutions, Inc.

Audited Financial Statements

December 31, 2007

Contents



SCHNEIDER DOWNS

INSIGHT • INNOVATION • EXPERIENCE

Report of Independent Auditors

Board of Directors
CBIZ Financial Solutions, Inc.

We have audited the accompanying statement of financial condition of CBIZ Financial Solutions, Inc. (CFS) as of December 31, 2007 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of CFS' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of CFS' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CBIZ Financial Solutions, Inc. as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules presented on pages 14 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider Downs & Co., Inc.

Columbus, Ohio
March 28, 2008

Schneider Downs & Co., Inc.
www.schneiderdowns.com



1133 Penn Avenue
Pittsburgh, PA 15222-4205
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street
Suite 2100
Columbus, OH 43215-6102
TEL 614.621.4060
FAX 614.621.4062

CBIZ Financial Solutions, Inc.

Statement of Financial Condition

December 31, 2007

Assets

Cash and cash equivalents	$ 4,559,689
Investments	1,137,666
Deposits with clearing organization	50,000
Deposits with Depository Trust & Clearing Corporation	5,134
Receivable from clearing organization	124,028
Receivables from customers, net	1,775,763
Other assets	136,843
Deferred compensation plan assets	122,332
Goodwill and other intangible assets, net of accumulated amortization of $790,694	5,907,924
Furniture and equipment, net of accumulated depreciation of $180,604	49,146
Total Assets	**$ 13,868,525**

Liabilities and Stockholder's Equity

Liabilities

Accrued salaries and wages	$ 686,195
Due to CBIZ affiliates	300,537
Deferred compensation plan obligation	122,332
Other liabilities	688,247
Income tax payable	2,876,486
Total Liabilities	**4,673,797**

Stockholder's Equity

Common stock - $0 par value; stated value $250/share; 100 shares authorized, issued, and outstanding	25,000
Additional paid-in capital	7,368,271
Accumulated other comprehensive income	11,547
Retained earnings	1,789,910
Total Stockholder's Equity	**9,194,728**
Total Liabilities and Stockholder's Equity	**$ 13,868,525**

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Statement of Income and Accumulated Other Comprehensive Income

For the year ended December 31, 2007

Revenue	
Commissions and investment advisory fees	$ 21,440,789
Interest and dividends	277,269
Other income	37,623
Total Revenue	21,755,681
Expenses	
Employee compensation and benefits	10,776,766
Facilities expenses	538,401
Clearing fees	199,443
Other operating expenses	2,749,485
Depreciation and amortization	265,320
Total Expenses	14,529,415
Income before income taxes	7,226,266
Income tax provision (See footnote 4)	2,876,486
Net Income	4,349,780
Other Comprehensive Income	11,547
Comprehensive Income	$ 4,361,327

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Statement of Cash Flows

For the year ended December 31, 2007

Cash flows from operating activities	
Net income	$ 4,349,780
Add (deduct) items not affecting cash:	
Depreciation of furniture and equipment	17,791
Amortization of client lists and non-competes	247,529
Changes in assets and liabilities:	
Receivable from clearing organization	(4,870)
Receivable from customers	(691,474)
Other assets	17,918
Due to/from CBIZ affiliates	57,838
Accounts payable and accrued expenses	(783,260)
Income tax payable	571,343
Net cash provided by operating activities	3,782,595
Cash flows from investing activities	
Proceeds from sale of investments	1,753
Purchase of equipment	(35,768)
Purchase of additional goodwill	(562,515)
Net cash used by investing activities	(596,530)
Cash flows from financing activities	
Dividends paid	(3,750,000)
Net decrease in cash and cash equivalents	(563,935)
Cash and cash equivalents at beginning of year	5,123,624
Cash and cash equivalents at end of year	$ 4,559,689

CBIZ Financial Solutions, Inc.

Statement of Changes in Stockholder's Equity

For the year ended December 31, 2007

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balance at January 1, 2007	$ 25,000	$ 7,368,271	$ -	$ 1,190,130	$ 8,583,401
Net income		-	-	4,349,780	4,349,780
Unrealized gain on investment		-	11,547	-	11,547
Dividends paid		-	-	(3,750,000)	(3,750,000)
Balance at December 31, 2007	$ 25,000	$ 7,368,271	$ 11,547	$ 1,789,910	$ 9,194,728

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Notes to the Financial Statements

December 31, 2007

1. Organization and Significant Accounting Policies

Organization

CBIZ Financial Solutions, Inc. (CFS), formerly BGS&G Investment Services, Inc., was incorporated in the State of Maryland on May 14, 1984. CFS is a wholly owned subsidiary of CBIZ Operations, Inc. (CBSI), which is a wholly owned subsidiary of CBIZ, Inc. (CBIZ).

CFS is a full service Broker-Dealer and Registered Investment Advisory firm with its home office in Maryland. CFS currently conducts business in over 20 states across the United States. CFS has a securities clearing relationship with National Financial Services LLC, a subsidiary of Fidelity Investments. CFS also provides registered investment advisory services and asset management for qualified retirement plans. CFS' Mergers and Acquisitions Group provides services that facilitate the sale or recapitalization of privately held companies with revenues ranging from $20 million to $250 million.

Basis of Reporting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

CFS considers money market fund investments and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. At December 31, 2007 approximately 42% of the balance of cash and cash equivalents represents amounts which were held by National Financial Services LLC, CFS' clearing broker. At various times the amounts on deposit with banks or held by CFS' clearing broker exceed federally insured limits. Management monitors these balances and believes they do not represent a significant credit risk to CFS

Investments

CFS classifies its marketable equity securities, including mutual funds, as available-for-sale. These investments are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in stockholder's equity. The fair value of investments is determined by quoted market prices. Gains or losses on securities sold are based on the specific identification method.

1. Organization and Significant Accounting Policies (Continued)

Furniture and Equipment
Furniture and equipment are carried at cost and depreciated over three to ten years on a straight-line basis. Depreciation expense during 2007 was $17,791.

Revenue Recognition
Revenue is recognized only when all of the following are present: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee to the client is fixed or determinable, and collectibility is reasonably assured.

Revenue consists primarily of brokerage and agency commissions, and fee income for administering retirement plans. A description of the revenue recognition, based on the product and billing arrangement, is described below.

> Commissions relating to brokerage activity are recognized when earned, commissions relating to business placed directly with fund companies are recognized when earned and life insurance commissions are recognized when the policy becomes effective.

> Fee income – Fee income is recognized in the period in which services are provided, and may be based on predetermined agreed-upon fixed fees, actual hours incurred on an hourly fee basis, or asset-based fees. Revenue which is based upon actual hours incurred is recognized as services are performed.

> Revenue for asset-based fees is recognized when the data necessary to compute revenue is determinable, which is typically when either, market valuation information is available, the data necessary to compute our fees is made available by third party administrators or when cash is received. CFS only recognizes revenue when cash is received for those arrangements where the data necessary to compute our fees is not available to CFS in a timely manner.

> Investment advisory fees are invoiced quarterly and recognized when earned.

> Mergers & Acquisitions and Capital Advisory — Revenue associated with non-refundable retainers is recognized on a pro rata basis over the life of the engagement. Revenue associated with success fee transactions is recognized when the transaction is completed.

CBIZ Financial Solutions, Inc.

Notes to the Financial Statements (Continued)

December 31, 2007

1. Organization and Significant Accounting Policies (Continued)

Employee Savings Plan

CFS' employees participate in the CBIZ, Inc. Retirement Savings Plan. CBIZ sponsors a qualified 401(k) defined contribution plan that covers substantially all of its employees. Participating employees may elect to contribute, on a tax-deferred basis, up to 80% of their pre-tax annual compensation (subject to a maximum permissible contribution under Section 401(k) of the Internal Revenue Code). Matching contributions by CBIZ are 50% of the first 6% of base compensation that the participant contributes, and additional amounts may be contributed at the discretion of the Board of Directors. Participants may elect to invest their contributions in various funds, including: stock; fixed income; stable value; and balanced – lifecycle funds. CFS' matching contribution to the 401(k) portion of the Plan in 2007 was $202,180.

Deferred Compensation Plan

CBIZ implemented a deferred compensation plan during the first quarter of 2004, under which certain members of management and other highly compensated employees of CBIZ and its wholly owned subsidiaries may elect to defer receipt of a portion of their annual compensation, subject to maximum and minimum percentage limitations. Certain employees of CFS are eligible to participate in this plan. The amount of compensation deferred under the plan is credited to each participant's deferral account and a deferred compensation plan obligation is established by CFS. An amount equaling each participant's compensation deferral is transferred into a rabbi trust and invested in various debt and equity securities as directed by the participants. The assets of the rabbi trust are held by CFS and recorded as assets of the deferred compensation plan in the accompanying statement of financial condition.

Assets of the deferred compensation plan represent marketable investments that consist primarily of mutual funds, money market funds and equity securities. CFS classifies these marketable securities as "trading" securities under Statement of Financial Accounting Standard (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with the provisions of this statement, the investment balance is stated at fair market value based on quoted market prices, and realized and unrealized gains and losses are reflected in earnings. The assets held in the deferred compensation plan reflect amounts due to employees, but are available for general creditors of CFS in the event CFS becomes insolvent. As such, CFS has established a corresponding other long-term liability entitled "deferred compensation plan obligations" in the statement of financial condition.

CBIZ Financial Solutions, Inc.

Notes to the Financial Statements (Continued)

December 31, 2007

1. Organization and Significant Accounting Policies (Continued)

Goodwill and Other Intangible Assets
CFS utilizes the purchase method of accounting for all business combinations in accordance with SFAS No. 141, "Business Combinations." Identifiable intangible assets include finite-lived purchased intangible assets, which primarily consist of client lists and non-compete agreements. These assets are amortized using the straight-line method over their expected periods of benefit, generally two to ten years. Intangible assets with finite useful lives are tested for recoverability whenever events or changes in circumstances indicate that a carrying amount may not be recoverable. An impairment loss is recognized if the carrying value of an intangible asset is not recoverable and its carrying amount exceeds its fair value. No impairment losses were recognized in 2007.

In accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill is not amortized. Goodwill is tested for impairment annually during the fourth quarter of each year, and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of goodwill below its carrying value.

2. Related Party Transactions

CBIZ Operations, Inc. (CBSI), a wholly owned subsidiary of CBIZ, Inc. and CBIZ Benefits & Insurance Services, Inc. (CBIZ B&I), a wholly owned subsidiary of CBSI provides certain management services to CFS as well as provides the facilities from which CFS conducts its operations. These management and facility costs have been allocated to CFS and are included in these financial statements. At December 31, 2007, CFS had a payable to CBSI, CBIZ B&I and other CBSI related affiliates of $300,537.

CFS has entered into various agreements (Agreements) with several subsidiaries of CBIZ. These Agreements outline the manner in which CFS conducts business with these related parties. The terms of these Agreements include the following provisions:

In certain cases investment advisory fees generated by employees of the various subsidiaries, who are investment advisory representatives of CFS, would be recognized and recorded by CFS. Further, the agreements provide that the expenses associated with these investment advisory representatives would remain the liability of the various subsidiaries for whom they are employed.

In certain cases subsidiaries of CBIZ provide office and infrastructure support to employees of CFS who are located outside of the home office. Under certain circumstances this support is provided without charge.

Management has not quantified the value of the expenses incurred and absorbed by other CBIZ subsidiaries on behalf of CFS related to these agreements.

In 2007, CFS declared and paid cash dividends totaling $3,750,000 to its parent, CBSI.

3. Regulatory Requirements

CFS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1. At December 31, 2007 CFS originally calculated its net capital at $901,851, which exceeded its capital requirements of $311,325 and had a ratio of aggregate indebtedness to net capital of 5.18 to 1. A subsequent routine audit by the SEC during the week of February 11th discovered a technical violation regarding two brokerage accounts for which CFS did not have Proprietary Accounts of Introducing Broker Dealer agreements in place. Accordingly, CFS recalculated its net capital at December 31, 2007 with the funds in both accounts included as non-allowable assets, resulting in a net capital deficit of $223,977. As of February 20th, after transferring the funds from one of the brokerage accounts into our main operating account and receiving a capital contribution from CBIZ, CFS was back in compliance with its net capital requirements.

CBIZ Financial Solutions, Inc.

Notes to the Financial Statements (Continued)

December 31, 2007

4. Income Taxes

CFS is included in CBIZ's consolidated federal tax return as well as consolidated state tax returns where applicable. An individual state income tax return is filed for CFS in Maryland. Taxes, if any, are paid on behalf of CFS by CBIZ. CFS records in these financial statements tax expense and a corresponding tax liability on financial statement income at a rate of 40% pursuant to a tax sharing arrangement. Under this arrangement there are no deferred taxes recorded on CFS' financial statements. The current liability will be settled with the parent's filing and payment of all taxes to the appropriate taxing authorities.

5. Acquisitions and Contingent Purchase Price Payments

On October 15, 2004, CFS and its parent entered into an Asset Purchase Agreement with Gallery Asset Management, Inc. (Gallery), whereby CFS' parent was to acquire Gallery for cash and stock. The Asset Purchase Agreement became effective on January 1, 2005. Contemporaneous with the acquisition, CFS' parent merged the assets and liabilities of Gallery into CFS. The purchase price was allocated to the identifiable assets, intangible assets and liabilities based on their estimated fair values. The remaining excess purchase price was recorded as goodwill. During 2007, according to the terms of the Asset Purchase Agreement, a contingent purchase price of $202,892 was paid and recorded as additional goodwill.

On January 19, 2005, CFS, its parent and CBIZ Accounting, Tax and Advisory of San Diego entered into an Asset Purchase Agreement with Nation Smith Hermes Diamond Accountants and Consultants (NSHD), whereby CFS' parent was to acquire NSHD and their regulated subsidiary Wealth Strategies for cash and stock. The Asset Purchase Agreement became effective as of January 1, 2005. Contemporaneous with the acquisition, CFS' parent merged the assets and liabilities of Wealth Strategies into CFS. The purchase price was allocated to the identifiable assets, intangible assets and liabilities based on their estimated fair values. The remaining excess purchase price was recorded as goodwill. During 2007, according to the terms of the Asset Purchase Agreement, a contingent purchase price of $359,623 was paid and recorded as additional goodwill.

The results of operations for Gallery and Wealth Strategies are included in CFS' statement of income for the year ending December 31, 2007.

During 2007, CFS made a non-cash investment in a customer list of $284,000.

CBIZ Financial Solutions, Inc.

Notes to the Financial Statements (Continued)

December 31, 2007

6. Goodwill and Other Intangible Assets, Net

The components of goodwill and other intangible assets, net at December 31, 2007 were as follows:

Goodwill	$ 4,778,878
Intangibles:	
Client lists	1,777,740
Non-compete agreements	142,000
Total intangibles	1,919,740
Total goodwill and other intangibles assets	6,698,618
Less accumulated amortization	(790,694)
Goodwill and other intangible assets, net	$ 5,907,924

Client lists are amortized over periods not exceeding ten years. Other intangibles, which consist primarily of non-compete agreements, are amortized over periods ranging from two to ten years. Amortization expense of client lists and other intangible assets was $247,529 during the year ended December 31, 2007

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", impairment charges, if any, are reported as depreciation and amortization expense in the statement of income. There were no impairment charges recorded during the year ended December 31, 2007.

Supplementary Information

CBIZ Financial Solutions, Inc.

Schedule of Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2007

Net capital:

Total stockholder's equity qualified for net capital	$ 9,194,728
Add liabilities subordinated borrowings allowable in computation of net capital	-
	9,194,728
Total capital and allowable subordinated borrowings	
Deductions and/or charges:	
12B-1 fees receivable	(124,029)
Receivables from customers, net	(1,775,763)
Other assets	(1,381,086)
Goodwill and other intangible assets, net	(5,907,924)
Furniture and equipment	(49,146)
Net capital deficit before haircuts on securities positions	(43,220)
Haircuts on securities (stock, money market and mutual funds)	(180,757)
Net capital deficit	$ (223,977)
Aggregate indebtedness	
Total liabilities from statement of financial condition	4,669,880
Computation of basic net capital requirement:	
Minimum net capital required	$ 311,325
Excess net capital deficit	$ (535,302)
Ratio: Aggregate indebtedness to net capital deficit	(20.85) to 1
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2007)	
Net capital deficit as reported in Company's Amended Part II (Unaudited)	
FOCUS Report	$ (223,977)
Audit adjustments	-
Net capital deficit per above	$ (223,977)

CBIZ Financial Solutions, Inc.

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2007

CFS is exempt from this requirement under SEC Rule 15c3-3(k)(2)(ii) and therefore, no deposit was required.

CBIZ Financial Solutions, Inc.

Information Relating to Possession or Control Requirements under Rule 15c3-3 of
the Securities and Exchange Commission

December 31, 2007

CFS is exempt from this requirement under SEC Rule 15c3-3(k)(2)(ii).



SCHNEIDER DOWNS

INSIGHT • INNOVATION • EXPERIENCE

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
CBIZ Financial Solutions, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of CBIZ Financial Solutions, Inc. (the Company) as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11).
2. Determining compliance with the exemption provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recording of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Schneider Downs & Co., Inc.   1133 Penn Avenue   41 S. High Street
www.schneiderdowns.com   Pittsburgh, PA 15222-4205   Suite 2100
                                 TEL 412.261.3644   Columbus, OH 43215-5102

   FAX 412.261.4876   TEL 614.621.4060
                                                            FAX 614.621.4062

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned function, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on March 28, 2008. During a routine audit performed by the SEC, it was determined that the Company did not have Proprietary Accounts of Introducing Broker Dealer agreements in place with respect to two brokerage accounts. Failure to have these agreements in place resulted in the disallowance of assets maintained in these brokerage accounts, which resulted in the Company's net capital falling below the minimum required amount.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures for making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) are inadequate.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schneider Downs & Co, Inc.

Columbus, Ohio
March 28, 2008



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